02032561

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

25 2002

Bank of America Mortgage Securities, Inc.	0001014956
Exact name of registrant as specified in charter	Registrant CIK Number
8-K for 4/25/02 2002-4	333-74544
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, 2002.

Bank of America Mortgage Securities, Inc.
(Registrant)

By: *Judy V. Ford*
Name: Judy V. Ford
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _________________, 2002, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

ʼanc of America

Yields Given Prices Report BOAMS0204G1BBV4 30 year 6.7's

User ID: briang Deals Directory: /net/cltffp65/RER_Prod/home/intex/deals/briang Date: 04/25/2002 12:41:31

Bond: IIO Balance: 242,563,706.62 Coupon: 0.296807

elay: 24 Class Factor: 1.00 Accruing Since: 4/01/2002
ettlement Date: 4/30/2002 WHOLE 30 year WAC: 6.98 WAM: 358.00

Months 480	PSA 100	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 400	PSA 500	PSA 750	PSA 1000
0-16	58.486	56.278	54.060	51.831	50.713	49.592	45.081	40.528	28.972	17.177
0-18	50.744	48.478	46.201	43.911	42.762	41.610	36.972	32.287	20.382	8.220
0-20	44.623	42.306	39.976	37.633	36.457	35.277	30.525	25.722	13.501	1.000
0-22	39.660	37.298	34.922	32.532	31.331	30.127	25.274	20.364	7.855	-4.958
0-24	35.554	33.153	30.736	28.303	27.080	25.854	20.910	15.904	3.133	-9.970
0-26	32.099	29.662	27.209	24.738	23.496	22.250	17.224	12.132	-0.881	-14.252
0-28	29.150	26.682	24.196	21.691	20.432	19.169	14.068	8.896	-4.336	-17.958
0-30	26.603	24.107	21.591	19.056	17.781	16.502	11.334	6.090	-7.346	-21.201
1- 0	24.379	21.857	19.315	16.753	15.464	14.170	8.942	3.632	-9.992	-24.066
*1- 2	22.419	19.875	17.309	14.722	13.420	12.113	6.829	1.459	-12.338	-26.618
1- 4	20.678	18.113	15.526	12.916	11.603	10.284	4.950	-0.476	-14.434	-28.907
1- 6	19.120	16.537	13.931	11.300	9.976	8.646	3.266	-2.211	-16.319	-30.973
1- 8	17.717	15.118	12.493	9.844	8.510	7.170	1.747	-3.777	-18.023	-32.848
1-10	16.447	13.831	11.191	8.525	7.182	5.833	0.371	-5.196	-19.573	-34.560
1-12	15.289	12.660	10.005	7.324	5.973	4.616	-0.882	-6.490	-20.988	-36.128
1-14	14.230	11.589	8.920	6.225	4.866	3.501	-2.030	-7.675	-22.286	-37.571
1-16	13.257	10.604	7.923	5.214	3.849	2.477	-3.084	-8.764	-23.482	-38.905
1-18	12.359	9.695	7.003	4.283	2.911	1.532	-4.057	-9.769	-24.586	-40.140
1-20	11.527	8.854	6.152	3.420	2.043	0.658	-4.958	-10.700	-25.611	-41.289
/G LIFE	11.53	9.28	7.70	6.56	6.11	5.71	4.55	3.80	2.76	2.21
JRATION	3.12	3.08	3.05	3.01	2.99	2.97	2.89	2.81	2.60	2.38
IRST PAY	5/02	5/02	5/02	5/02	5/02	5/02	5/02	5/02	5/02	5/02
AST PAY	2/32	2/32	2/32	2/32	2/32	2/32	2/32	2/32	4/31	12/23